SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

PLAYBOY ENTERPRISES, INC.

(Name of Subject Company)

PLAYBOY ENTERPRISES, INC.

(Name of Person Filing Statement)

Class A Common Stock, $0.01 par value per share

Class B Common Stock, $0.01 par value per share

(Title of Classes of Securities)

728117201

728117300

(CUSIP Number of Classes of Securities)

Howard Shapiro

Executive Vice President, Law and Administration, General Counsel, and Secretary

680 North Lake Shore Drive

Chicago, IL 60611

(312) 751-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Rodd M. Schreiber

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, IL 60606

(312) 407-0700

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 21, 2011

Playboy Enterprises, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-14790	36-4249478
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

680 North Lake Shore Drive, Chicago, Illinois 60611

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (312) 751-8000

Not applicable.

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 7—Regulation FD

Item 7.01.	Regulation FD Disclosure.

On January 9, 2011, Playboy Enterprises, Inc. (the “Company”) entered into an Agreement and Plan of Merger with Icon Acquisition Holdings, L.P. (“Purchaser”) and Icon Merger Sub, Inc. (“Sub”), pursuant to which, upon the terms and subject to the conditions thereof, Purchaser will cause Sub to commence a cash tender offer (the “Offer”) to acquire all of the Company’s issued and outstanding shares (the “Shares”) of voting Class A common stock and non-voting Class B common stock for $6.15 per Share.

The Company has been advised by Purchaser that Purchaser intends to cause Sub to commence the Offer on Monday, January 24, 2011.

Notice to Investors

This communication is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell the Company’s Class A common stock or Class B common stock. In connection with the Offer, Purchaser and Sub will file with the Securities and Exchange Commission (the “SEC”) a combined Tender Offer Statement and Rule 13E-3 Transaction Statement under cover of Schedule TO, along with an Offer to Purchase, and thereafter the Company will file with the SEC a Solicitation/ Recommendation Statement on Schedule 14D-9 and a Rule 13E-3 Transaction Statement and other documents relating to the Offer. Stockholders of the Company are urged to read these materials carefully when they become available because they will contain important information about the Company and the Offer. Anyone may obtain copies of these documents, when available, for free at the SEC’s website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 21, 2011	PLAYBOY ENTERPRISES, INC.

	By:	/s/ Howard Shapiro
Howard Shapiro
Executive Vice President, Law and
Administration, General Counsel and
Secretary